FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 22, 2002

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______  No   ___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

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Other events and other Regulation Fair Disclosure

On November 22, 2002, TransAlta Corporation held a conference call to discuss three initiatives to improve long-term performance and provided investors with an update on expected fourth quarter results. In addition to the material in the news release, the following statements were made:

o

  The company's goal is to deliver operational earnings over $1 per share even under tough market conditions. Part of that goal is to enable the company to maintain its dividend and strong credit ratings and to continue to be in a position to take advantage of selective acquisition opportunities they expect to see next year.

o

  The company does not believe that four of the turbines in its pre-purchased turbine program will be used and therefore has cancelled the order to save approximately $180 million in cash, most of which would have been spent in 2003. The Company's goal is to redeploy this cash more efficiently.

o

  The impact of advancing some maintenance into 2002 is twofold. The company will spend on maintenance, most of which will be expensed, not capitalized, and will incur lost revenue associated with lower availability. The aggregate impact will be an $18 million reduction of EBIT; which equates to about 7 cents per share. The company has not yet quantified the potential impact nor made the decision regarding the maintenance schedule for 2003.

o

  The company expects cash flow for 2002 to remain strong, with cash flow from operations expected to be around $450 million.

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EXHIBITS

Exhibit 1	Press Release dated November 22, 2002.

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TransAlta fourth quarter update

CALGARY, Alberta (Nov. 22, 2002) - TransAlta Corporation (TSX: TA; NYSE: TAC) today announced three initiatives to improve long-term performance and provided investors with an update on expected fourth quarter results.

TransAlta has decided to implement a phased decommissioning of its 586-megawatt (MW) coal-fired Wabamun facility located west of Edmonton, Alberta; it has decided to advance plant maintenance schedules for its Alberta thermal plants; and it cancelled an order for four turbines.

"We've made a series of decisions to position the company to manage through expected tough market conditions our industry will face for the next couple of years," said Steve Snyder, TransAlta President and CEO. "It makes sense for us to focus on cash flow to ensure a strong balance sheet, operational excellence in our plants, and to continue to lower our cost base. These efforts support maintaining our dividend, sustaining our strong credit ratings, and being able to selectively take advantage of acquisition opportunities."

Wabamun plant

After an intense review of short and long-term market forecasts, a detailed unit-by-unit technical analysis and a review of environmental issues, the company has decided to implement a phased decommissioning of its Wabamun facility. The power purchase arrangement (PPA) for the plant expires at the end of 2003. The capital required to return Wabamun's 150-MW unit three to service and run it to the end of the PPA and beyond is uneconomic. This unit will be removed from service effective Nov. 29, 2002. Also, the company will retire units one and two (66 MW each) in 2004 and the 304-MW unit four in 2010 when its license expires. As a result of this decision, the company expects to recognize an accounting charge of approximately $110 million pre-tax in the fourth quarter of 2002.

"We made the decision on the Wabamun plant after completing a very detailed review," said Steve Snyder. "Our decision to phase out this plant, one of the oldest base load coal-fired plants in North America, was a difficult one, particularly given the long-term contributions of our employees in the area. However, we believe decommissioning the plant in a planned manner, over a period of time, will be the best approach for TransAlta."

Maintenance

As a result of TransAlta's forward view of the electricity market and its experiences with improvements at the Centralia plant, the company has decided to advance its Alberta thermal plant maintenance schedule. This will be done in order to improve reliability and increase availability when the economy turns around and electricity demand increases. The short-term result of this decision will be increased costs and reduced availability of the plant in the fourth quarter, which is expected to have a pre-tax impact of $18 million in 2002.

 (more)

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Turbines

After examining expected market conditions and potential greenfield development opportunities against the company's risk profile, the company concluded that the likelihood of using all the natural gas turbines in its pre-purchased turbine program was unlikely. TransAlta has therefore cancelled orders for four units. TransAlta believes it is better to forego payments already made than spend a further $205 million in an uncertain market. The company is confident that its remaining five turbines will be used. As a result, TransAlta expects to record a pre-tax charge of approximately $42 million in the fourth quarter for deposits paid.

Fourth quarter earnings estimates

The aggregate impact of these three initiatives on fourth quarter results will be after-tax charges of approximately $110 million, or $0.65 per share. Given the continuing difficult market conditions, it appears that fourth quarter results from operations will be $0.05 to $0.10 below the third quarter run rate of $0.33. Fourth quarter results are therefore expected to be a loss of $50 to $60 million ($0.30 to $0.35 per common share), bringing expected 2002 reported earnings - including the gain on sale of the transmission assets - to between $1.05 and $1.10 per share.

"We have to assume that 2003 market conditions will be no better than 2002," said Steve Snyder. "The initiatives we announced today address that forecast and provide the base to maintain our dividend and strong balance sheet and position us to take advantage of selective growth opportunities that we expect to see next year."

All currency is expressed in Canadian dollars except where noted. A conference call and webcast will take place today at 8:30 a.m. MT (10:30 a.m. ET). Details are at www.transalta.com.

TransAlta Corporation is Canada's largest non-regulated electric generation and marketing company, with more than $7 billion in assets and 9,000 megawatts of capacity either in operation or under construction. As one of North America's lowest-cost operators, our growth is focused on developing coal- and gas-fired generation in Canada, the U.S. and Mexico.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, weather conditions and general economic conditions in geographic areas where TransAlta Corporation operates, including generation capacity and supply and demand for electricity and natural gas, results of financing efforts, changes in counterparty risk and the impact of accounting policies issued by Canadian and United States standard setters.

For more information:

Media inquiries:

Investor inquiries:

Nadine Walz

Daniel J. Pigeon

Media Relations Specialist

Director, Investor Relations

Phone:  (403) 267-3655

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  media_relations@transalta.com

E-mail:  investor_relations@transalta.com

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: November 22, 2002